SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

_______________________

BioLineRx Ltd.
(Translation of registrant’s name into English)

_______________________

2 HaMa’ayan Street
Modi’in 7177871, Israel
 (Address of Principal Executive Offices)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐          No ☒

Pursuant to that certain At-the-Market Sales Agreement, dated October 31, 2017 (the “Sales Agreement”), by and between BioLineRx Ltd. (the “Company”) and BTIG, LLC (“BTIG”), the Company may elect from time to time, to offer and sell American Depositary Shares (“ADSs”) through an “at the market offering” as defined in Rule 415(a)(4) (the “ATM Offering”) promulgated under the Securities Act of 1933, as amended, having an aggregate offering price of up to $30,000,000. Under the ATM Offering, the Company sold an aggregate of 2,923,553 ADSs for an aggregate offering price of $12.96 million. On April 17, 2020, the Company updated the aggregate amount that may be issued and sold under the ATM Offering and filed a prospectus supplement pursuant to which the Company may offer and sell, from time to time, ADSs having an aggregate offering price of up to $8.52 million. On May 26, 2020, the Company terminated the prospectus supplement dated April 17, 2020, but the Sales Agreement remains in full force and effect.

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Executive Officer

Dated: May 26, 2020